EXHIBIT 1

Attached is a copy of the Financial Institution Investment Company Fidelity Bond Endorsement amending limits of liability as of July 1, 2007 for the Mairs and Power Funds.

FEDERAL INSURANCE COMPANY

Endorsement No. 9

Bond Number: 82029058

NAME OF ASSURED: MAIRS & POWER, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1.	Employee		$2,500,000		$5,000
2.	On Premises	$	Not Covered	$	Not Covered
3.	In Transit	$	Not Covered	$	Not Covered
4.	Forgery or Alteration		$2,500,000		$5,000
5.	Extended Forgery		$2,500,000		$5,000
6.	Counterfeit Currency	$	Not Covered	$	Not Covered
7.	Threats to Person	$	Not Covered	$	Not Covered
8.	Computer System		$2,500,000		$5,000
9.	Voice Initiated Funds Transfer Instruction	$	Not Covered	$	Not Covered
10.	Uncollectible Items of Deposit	$	Not Covered	$	Not Covered
11.	Audit Expense	$	Not Covered	$	Not Covered

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 3, 2007

By
Authorized Representative

ICAP Bond

Form 17-02-1582 (Ed. 5-98)

1

EXHIBIT 2

Attached is a copy of the resolution from the December 12, 2006, meeting of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Fund.

Mairs and Power Growth Fund, Inc.
Mairs and Power Balanced Fund, Inc.
Board of Directors Meeting December 12, 2006
Fidelity Bond Resolution

RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized to execute a Joint Fidelity Bond on behalf of the Funds for the period ending December 31, 2007 in an amount to be determined pursuant to the provisions of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; provided that the allocation of the premium shall be in accordance with a formula under which each Fund pays no more than its pro-rata share of premium based on relative asset size.

FURTHER RESOLVED, that the officers of the Funds are hereby directed to:

(1) File with the Securities and Exchange Commission (“SEC”) within 10 days after execution of any amendment to any fidelity bond (i) a copy of the bond, as amended, (ii) a copy of each resolution of the Board of Directors including a majority of the Directors who are not “interested persons,” approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds, and (iii) a statement as to the period for which the premiums for such bond have been paid;

(2) File with the SEC, in writing, within five days after the making of a claim under any bond by the Funds, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under any bond of the Funds; and

(4) Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of any bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, and (ii) the filing and settlement of any claims under any bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC.

EXHIBIT 3

This exhibit shows the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond.

Fund Name	Single Insured Bond Coverage

Mairs and Power Growth Fund, Inc.	$1,900,000

Mairs and Power Balanced Fund, Inc.	$600,000

EXHIBIT 4

Attached is a copy of the agreement between the Funds entered into pursuant to paragraph (f) of Rule 17g-1.

MAIRS AND POWER GROWTH FUND, INC.
MAIRS AND POWER BALANCED FUND, INC.

AGREEMENT BETWEEN JOINT INSURED PARTIES

THIS AGREEMENT is made as of December 12, 2006, between Mairs and Power Growth Fund, Inc. and Mairs and Power Balanced Fund, Inc. (the “Funds”).  The Funds, each a registered investment management company, are named as joint insureds in the Investment Company Fidelity Bond Policy Number 82029058 issued by Federal Insurance Company / Chubb Group of Insurance Companies.

WHEREAS, the Funds are to be named as insureds under a joint insured fidelity bond (the “Bond”) issued to the parties hereto under the Investment Company Bond with a term of January 1, 2007, through December 31, 2007.

WHEREAS, the insureds desire to establish criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”).

NOW THEREFORE, it is hereby agreed as follows:

That in the event recovery is received under this bond as a result of a loss sustained by Mairs and Power Growth Fund, Inc. and Mairs and Power Balanced Fund, Inc., each insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 270.17g-1(d) of the Investment Company Act of 1940.

The obligations of the Funds under this Agreement are not binding upon any of the Directors or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

MAIRS AND POWER GROWTH FUND INC.	MAIRS AND POWER BALANCED FUND INC.

/s/ William B. Frels	/s/ William B. Frels
Mairs and Power Growth Fund, Inc.	Mairs and Power Balanced Fund, Inc.
William B. Frels, President	William B. Frels, President

/s/ Peter G. Robb	/s/ Peter G. Robb
Mairs and Power Growth Fund, Inc.	Mairs and Power Balanced Fund, Inc.
Peter G. Robb, Vice President	Peter G. Robb, Vice President

/s/ Jon A. Theobald	/s/ Jon A. Theobald
Mairs and Power Growth Fund, Inc.	Mairs and Power Balanced Fund, Inc.
Jon A. Theobald, Secretary	Jon A. Theobald, Secretary

/s/ Lisa J. Hartzell	/s/ Lisa J. Hartzell
Mairs and Power Growth Fund, Inc.	Mairs and Power Balanced Fund, Inc.
Lisa J. Hartzell, Treasurer	Lisa J. Hartzell, Treasurer